IBKR SECURITIES SERVICES LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-28569

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING_____01/01/22_____ AND ENDING _____12/31/22_____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IBKR SECURITIES SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 1 PICKWICK PLAZA
                                (No. and Street)

GREENWICH   CT   06830
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DENIS MENDONCA   203-618-5881   dmendonca@ibkr.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
                    (Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA   NEW YORK   NY   10112-0015
(Address)   (City)   (State)   (Zip Code)

10/20/03   34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
  240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of IBKR Securities Services LLC (the "Company") as of and for the year ended December 31, 2022, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Matthew Evan Wolfson
Notary Public, State of Connecticut
Commission Expires October 31, 2026

Signature: _____

Title: Chief Financial Officer

_____ Feb. 24, 2023
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income.
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in members' capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IBKR Securities Services LLC
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Members of IBKR Securities Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IBKR Securities Services LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 1986.

IBKR Securities Services LLC
Statement of Financial Condition
As of December 31, 2022

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	59,163
Cash segregated for regulatory purposes		1,003
Receivables from brokers, dealers, and clearing organizations		7,690
Receivables from affiliates		3,827
Dividends and interest receivable		481
Other assets		46
Total assets	$	72,210
Liabilities and members' capital		
Liabilities		
Payables to affiliates	$	1,022
Accounts payable, accrued expenses and other liabilities		83
Total liabilities		1,105
Members' capital		71,105
Total liabilities and members' capital	$	72,210

See accompanying notes to the statement of financial condition.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2022
(Dollars in thousands, unless otherwise noted)

1. Organization and Nature of Business

IBKR Securities Services LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers.

The Company acts primarily as a securities intermediary under a Securities Account Control Agreement ("SACA") between the Company, its affiliate Interactive Brokers LLC's ("IB LLC") and IB LLC's customers who are participating in IB LLC's Fully-Paid Lending Program ("FPLP"). Pursuant to the SACA, IB LLC and its customers have engaged the Company to hold collateral on deposit for the benefit of IB LLC's customers under the FPLP and to perform certain other functions.

The Company is 99.99% owned by IBG LLC (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include valuation of certain investments, useful lives of property and equipment, accruals, and contingency reserves.

Fair Value

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2022
(Dollars in thousands, unless otherwise noted)

Cash Segregated for Regulatory Purposes

The Company carries a Proprietary Account of Brokers ("PAB") account for IB LLC. As a result, the Company is required to perform the computations for the assets in PAB accounts in accordance with the PAB reserve computation set forth under Exchange Act Rule 15c3-3 and segregate or set aside cash or qualified securities to satisfy such regulation. At December 31, 2022, the Company held $1,003 in a segregated bank account, which was $1,003 in excess of its requirement of $0.

Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. Cash segregated for regulatory purposes meets the definition of restricted cash.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include cash deposits for margin and clearing funds with clearing organizations and cash held at affiliated brokers.

Dividends and Interest

Interest is accrued on bank and broker balances. Dividends are accrued on equity securities owned and sold, but not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable, respectively, in the statement of financial condition.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income tax requires significant judgment and estimates.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities. The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

FASB Standards issued but not adopted as of December 31, 2022

Standard	Summary of guidance	Effect on statement of financial condition
Business Combinations (Topic 805) *Issued October 2022*	• Requires companies to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, "Revenue from Contracts with Customers". At the acquisition date, an acquirer should account for the related revenue contracts as if it had originated the contracts.	• Effective date: January 1, 2023. • The changes are not expected to have a material impact on the Company's statement of financial condition.

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2022
(Dollars in thousands, unless otherwise noted)

3. Trading Activities and Related Risks

The Company manages its risks in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, its capital structure, and current and anticipated market conditions.

Credit Risk

The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2022, except for cash of $51,114 held at one major financial institution, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Not Measured at Fair Value

The table below represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as December 31, 2022. The table below excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value:					
Cash and cash equivalents	$ 59,163	$ 59,163	$ 59,163	$ —	$ —
Cash segregated for regulatory purposes	1,003	1,003	1,003	—	—
Receivables from brokers, dealers, and clearing organizations	7,690	7,690	—	7,690	—
Receivables from affiliates	3,827	3,827	—	3,827	—
Dividends and interest receivable	481	481	—	481	—
Total financial assets, not measured at fair value:	$ 72,164	$ 72,164	$ 60,166	$ 11,998	$ —
Financial liabilities, not measured at fair value:					
Payables to affiliates	1,022	1,022	—	1,022	—
Total financial assets, not measured at fair value:	$ 1,022	$ 1,022	$ —	$ 1,022	$ —

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2022
(Dollars in thousands, unless otherwise noted)

5. Other Assets

The following table summarizes the amounts included in other assets in the statement of financial condition as of December 31, 2022:

Deposits	$	19
Others		27
Total other assets	$	46

6. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2022, accruals for potential losses related to litigation matters were not probable or estimable and therefore no reserve accruals were deemed necessary.

Other Commitments

Certain clearing houses, clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations.

7. Related Party Transactions

The Company's related party transactions are mainly with its Parent, and some of its affiliates, primarily Interactive Brokers LLC and Interactive Brokers Corp., both registered broker-dealers in the U.S. All related party transactions have been executed under arm's length conditions.

Pursuant to various service fee arrangements, the Company receives services from IBG LLC and its affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Included in the statement of financial condition are the following amounts with related parties as of December 31, 2022:

Assets		
Receivables from brokers, dealers, and clearing organizations	$	13
Receivables from affiliates		3,827
Dividends and interest receivable		73
Total assets with related parties	$	3,913
Liabilities		
Payables to affiliates	$	1,024
Total liabilities with related parties	$	1,024

IBKR Securities Services LLC
Notes to the Statement of Financial Condition
December 31, 2022
(Dollars in thousands, unless otherwise noted)

8. Net Capital Requirements

The Company is required to maintain net capital in excess of the requirement calculated in accordance with the Uniform Net Capital Rule ("Rule 15c3-1") under the Exchange Act. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a broker-dealer, to maintain minimum net capital in an amount not less than 250 thousand dollars. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2022, the Company had net capital of $67,820, which was $67,570 in excess of required net capital of $250.

9. Subsequent Events

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

****